UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 1-1520
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GenCorp Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004
and for the Year Ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
     GenCorp Retirement Savings Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the Plan) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Sacramento, California
June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee
GenCorp Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the GenCorp Retirement Savings Plan (the Plan) as of December 31, 2004. This statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits as of December 31, 2004 is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statement referred to above presents fairly, in all material respects, information regarding the Plan’s net assets available for benefits at December 31, 2004, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Sacramento, California
May 25, 2005

GenCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value (Note 3)	$346,728,242	$333,971,613

Contribution receivables:
Participant	—	3,190
Company	—	1,330

Total contribution receivables	—	4,520

Net assets available for benefits	$346,728,242	$333,976,133

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2005
Additions
Contributions:
Participant	$18,289,510
Company	8,014,477
Rollovers	3,192,854

Total contributions	29,496,841

Investment income:
Net appreciation in fair value of investments (Note 3)	7,416,671
Interest and dividend income	8,460,753

Total investment income	15,877,424

Transfers (Note 1)	44,549

Total additions	45,418,814

Deductions
Benefits paid directly to participants	32,385,439
Administrative expenses (Note 1)	281,266

Total deductions	32,666,705

Net increase during the year	12,752,109

Net assets available for benefits:
Beginning of year	333,976,133

End of year	$346,728,242

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the GenCorp Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
GenCorp Inc. (the Company or the Plan Sponsor) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering substantially all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
On October 31, 2005, the Defined Contribution Pension Plan for Hourly Employees of GenCorp Inc. and Certain Subsidiary Companies (the DC Hourly Plan) merged into the Plan. As a result of this merger, net assets totaling $44,549 were transferred from the DC Hourly Plan to the Plan. All of the provisions of the DC Hourly Plan continue within the Plan.
Contributions
Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan document. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). Participants may direct employee contributions to any of the Plan’s investment alternatives. The Company makes matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed. Company matching contributions are directed to the GenCorp Stock Fund. Beginning January 1, 2004, plan participants may elect to transfer matching contributions made after January 1, 2004 from the GenCorp Stock Fund to any investment alternative in the Plan. Beginning April 1, 2004, plan participants may elect to transfer matching contributions made prior to January 1, 2004 from the GenCorp Stock Fund to any investment alternative in the Plan. All participants may also contribute amounts representing distributions from other qualified plans to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant account balances.
Forfeited Accounts
Forfeited balances, including terminated participants’ nonvested accounts, are used to either reduce the cash payment of Company matching contributions, or to offset administrative expenses. Unallocated forfeited balances totaled $2,641 and $13,165 as of December 31, 2005 and 2004, respectively.
Vesting
A participant’s interest in his or her rollover contributions, if any, and employee contributions that a participant has made are at all times vested and not subject to forfeiture. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.

1. Description of the Plan (continued)
Participant Loans
Participants may borrow from their fund accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Eligible participants may have two loans outstanding at any given time. Account balances attributable to Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of one percent above the prevailing prime rate at time of issuance. Principal and interest is paid ratably through payroll deductions.
In-Service Withdrawals
For Company matching contributions invested in the GenCorp Stock Fund and made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares after 24 months from the date of the matching contribution to the Plan. In-service withdrawals are not allowed for Company matching contributions made after December 31, 2003.
Payment of Benefits
A participant’s benefit is limited to his or her vested account balance. Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon termination of employment, financial hardship, or death.
Administrative Expenses
Expenses incurred in connection with the purchase or sale of securities are paid from the Plan’s assets. All legal, accounting, and other administrative costs of the Plan are paid by the Company but reimbursed by the Plan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investment in the common/collective trust is valued based upon the quoted redemption value of units owned by the Plan at year end. The money market fund is valued at cost plus accrued interest, which approximates fair value. GenCorp Inc. common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor, who is a fiduciary of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.

3. Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Fidelity Low Priced Stock	$23,659,268	$21,667,003
Fidelity Diversified International	23,633,812	17,833,437
Fidelity Managed Income Portfolio II Class 2	71,484,802	76,090,414
Fidelity US Equity Index Pool	68,531,653	73,592,691
GenCorp Inc. common stock	53,161,357	54,802,781
During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net (depreciation)
appreciation in fair value
of investments
Common stocks	$(16,279)
Common/collective trusts	3,233,149
Registered investment companies	6,946,739
GenCorp Inc. common stock	(2,746,938)

$7,416,671

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.
6. Related Party Transactions
GenCorp Inc. Common Stock
Transactions in shares of GenCorp Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2005, the Plan made purchases of approximately $9.1 million and sales of approximately $8.2 million of GenCorp Inc. common stock. At December 31, 2005 and 2004, the Plan held 2,995,006 and 2,951,146 shares of GenCorp Inc. common stock, respectively, representing 15% and 16%, respectively, of the total net assets of the Plan.
Other than GenCorp Inc. Common Stock
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $50,000 for the year ended December 31, 2005.

7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
8. Subsequent Event
On March 31, 2006, the Aerojet Fine Chemicals Retirement Savings Plan (the AFC Plan) merged into the Plan. As a result of this merger, net assets totaling $5.7 million were transferred from the AFC Plan to the Plan.

Supplemental
Schedule

GenCorp Retirement Savings Plan
EIN 34-024000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2005

		(c)
		Description of
		Investment including
	(b)	Maturity Date, Rate of
	Identity of Issue, Borrower, Lessor,	Interest, Collateral,	(e)
(a)	or Similar Party	Par, or Maturity Value	Current Value
	Registered investment companies:
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class B	461,577 shares	$5,682,012
*	Fidelity Equity Income	190,903 shares	10,075,884
*	Fidelity Growth Company	233,839 shares	14,879,156
*	Fidelity Investment Grade Bond	1,458,760 shares	10,751,060
*	Fidelity Low Priced Stock	579,316 shares	23,659,268
*	Fidelity Diversified International	726,300 shares	23,633,812
*	Fidelity Mid-Cap Stock	518,053 shares	13,764,675
*	Fidelity Freedom Income	1,082,036 shares	12,302,753
*	Fidelity Freedom 2000	77,049 shares	940,764
*	Fidelity Freedom 2010	295,713 shares	4,154,766
*	Fidelity Freedom 2020	473,864 shares	6,970,537
*	Fidelity Freedom 2030	194,440 shares	2,920,486
*	Fidelity Freedom 2040	172,367 shares	1,522,001

	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II Class 2	71,484,802 units	71,484,802
*	Fidelity US Equity Index Pool	1,746,474 units	68,531,653

	Money market funds:
*	Fidelity Retirement Money Market Fund	12,430,770 shares	12,430,770
*	Fidelity Institutional Cash Portfolio	896,027 shares	896,027
*	Northern Trust Company Collective Short Term Investment Fund	44,831 shares	44,831

	Participant-directed brokerage accounts:
	Brokerage Link	Various investments	2,878,780

		Interest rates from 5.0% to 10.5%, maturing through
*	Participant loans	2015	6,042,848
*	GenCorp Inc. common stock	2,995,006 shares	53,161,357

	Total investments		$346,728,242

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

Date: June 28, 2006	By	/s/ Yasmin R. Seyal

Yasmin R. Seyal
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Exhibit 23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM